Oriole, Inc.

P.O. Box 110310

Naples, Florida 34108-0106

October 4, 2006

Babette Cooper

Staff Accountant

U.S. Securities and Exchange Commission

Mail Stop 3561

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

RE:

Oriole, Inc.

Item 4.01 Form 8-K

Filed September 18, 2006

File No. 0-51137

Dear Ms. Cooper:

On behalf of Oriole, Inc., a Nevada corporation (the “Company”), we hereby acknowledge the following in relation to our Form 8-K filed on September 18, 2006:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

Oriole, Inc.

By: /s/ James Charles, President